Vail Banks, Inc.
Administrative Center
P.O. Box 1210, 20 Lindbergh Drive
Gypsum, Colorado 81637
(970) 328-9717
bburt@weststarbank.com

September 7, 2005

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Cline:

The following information is provided in response to your letter dated August 24, 2005.

1.
Independent Auditors’ Request, page F-1 - “It appears that your independent auditors are not registered with the PCAOB. Rule 2100 of Section 2 of the PCAOB Bylaws and Rules requires that firms that prepare or issue any audit report with respect to any issuer or plays a substantial role in the preparation or furnishing of an audit report with respect to any issuer must be registered with the PCAOB. Please advice us as to the facts and circumstances relating to this deficiency.”

Independent Auditors’ Request
Our independent auditors for the fiscal year ended December 31, 2004, Dalby Wendland & Co., P.C., (Dalby) were registered with the PCAOB when our 2004 10K was filed. On February 23, 2005 Vail Banks Inc. filed form 8-K, Item 4.01, to announce a change in certifying accountants. The company engaged Perry-Smith LLP as independent public accountants for the year ending December 31, 2005. On April 15, 2005, Dalby submitted their request for withdrawal from the PCAOB. On May 17, 2005 the PCAOB granted Dalby’s leave from registration.

It is our understanding, per Note 2 of Rule 2100 of Section 2 of the PCAOB Bylaws and Rules, that the issuance of a consent to include an audit report for a prior period by a public accounting firm, which does not currently have and does not expect to have an engagement with an issuer to prepare or issue, or to play a substantial role in the preparation or furnishing of an audit report for the issuer, will not require a public accounting firm to register with the PCAOB. The company does not expect to have an engagement with Dalby to prepare or issue, or to play a substantial role in the preparation or furnishing of our 2005 audit report. As such, we believe Dalby is no longer required to be registered with the PCAOB.

Our current independent public accountants, Perry-Smith LLP, are registered with the PCAOB.

September 7, 2005

2.	Note 6 Goodwill and Other Intangible Assets, page F-20 - “Please refer to the prior comment 2 and provide us the following information:

•	Please tell us the gross amount of the deferred tax liability that you did not record in 1997.
•	Please tell us how you accounted for the difference in the original deferred tax liability and the amount you recorded in 2003.
•
Please provide us the SAB Topic 1:M analysis relied on in determining that any restatement would be immaterial. We would expect your analysis to consider the impact of the error on earnings in each quarter, on fiscal year results, on reported deferred tax assets and liabilities and on goodwill for all periods effected.”

Prior comment 2 was “Please tell us why it was necessary to properly record deferred taxes as goodwill in fiscal year 2003 for the acquisition of the Vail Bank building. Please tell us what specific accounting literature you relied on in determining the appropriateness of your accounting. Also, tell us what income statement line items include the write-off of this amount in fiscal year 2004.”

Goodwill

          •  The gross amount of the deferred tax liability that we did not record in December 1997 was $939,000.

          •  There was no difference between the original deferred tax liability and the amount we recorded in 2003. We realize this differs from the $788,000 that we indicated was recorded as a deferred tax liability in our first letter dated June 28, 2005. Upon further investigation of our records, we determined that the following entry was made in 2003 to record the deferred tax liability:

Debit	Goodwill	$788,760
Debit	Deferred Income Tax Expense	$150,240
Credit	Deferred Income Tax Liability	$939,000

The $150,240 represents the amortization expense on the unrecorded goodwill of $939,000 that would have been recognized from December 1997 to December 2001 had we originally recorded goodwill. The company adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, on January 1, 2002 and, therefore, ceased amortization of goodwill on that date. The $150,240 was derived using straight-line amortization for a period of 25 years ($3,130 per month for 48 months).

•  The following analysis quantifies the immateriality of the $150,240 that should have been expensed pro-ratably from December 1997 to December 2001. This analysis also shows the impact on deferred taxes, the change in deferred taxes as a percentage of total assets, goodwill, the change in goodwill as a percentage of total assets, net income and the change in net income as a percentage of net income for each balance sheet date from December 1997 to December 2003.

Per SAB Topic 1:M, an item is material if there is substantial likelihood that the item “would have been viewed by a reasonable investor as having significantly altered the total mix of information available.” As shown in the following analysis, we believe the change in the deferred income tax asset/liability balance is an insignificant portion of total assets and, therefore, would not have altered the judgment of a reasonably prudent investor. In addition, we also believe that the amortization expense and its impact on net income, as well as the changes in the goodwill balances, are insignificant and would not have altered the view of a reasonable investor.

September 7, 2005

(in thousands)	As Originally Reported	What Should Have Been Reported	$ and % Differences

Year Ended December 31, 1997
Goodwill and Other Intangibles	$4,149	$5,088	$939
Deferred Income Tax Asset/(Liability)	$403	$(536)	$(939)
Goodwill difference as a % of Revised Total Assets			0.41%
DIT difference as % of Revised Total Assets			-0.41%

Quarter Ended March 31, 1998
Goodwill and Other Intangibles	$3,749	$4,679	$930
Deferred Income Tax Asset/(Liability)	$403	$(536)	$(939)
Net Income	$340	$331	$(9)
Goodwill difference as a % of Revised Total Assets			0.37%
DIT difference as % of Revised Total Assets			-0.38%
Net Income difference as a % of Revised Net Income			-2.84%

Quarter Ended June 30, 1998
Goodwill and Other Intangibles	$3,764	$4,684	$920
Deferred Income Tax Asset/(Liability)	$403	$(536)	$(939)
Net Income	$495	$486	$(9)
Goodwill difference as a % of Revised Total Assets			0.38%
DIT difference as % of Revised Total Assets			-0.39%
Net Income difference as a % of Revised Net Income			-1.93%

Quarter Ended September 30, 1998
Goodwill and Other Intangibles	$8,246	$9,157	$911
Deferred Income Tax Asset/(Liability)	$436	$(503)	$(939)
Net Income	$510	$501	$(9)
Goodwill difference as a % of Revised Total Assets			0.34%
DIT difference as % of Revised Total Assets			-0.35%
Net Income difference as a % of Revised Net Income			-1.88%

Quarter Ended December 31, 1998
Goodwill and Other Intangibles	$22,959	$23,860	$901
Deferred Income Tax Asset/(Liability)	$971	$32	$(939)
Net Income	$614	$605	$(9)
Goodwill difference as a % of Revised Total Assets			0.21%
DIT difference as % of Revised Total Assets			-0.21%
Net Income difference as a % of Revised Net Income			-1.55%

Year Ended December 31, 1998
Net Income	$1,959	$1,921	$(38)
Net Income difference as a % of Revised Net Income			-1.95%

Quarter Ended March 31, 1999
Goodwill and Other Intangibles	$22,772	$23,664	$892
Deferred Income Tax Asset/(Liability)	$763	$(176)	$(939)
Net Income	$716	$707	$(9)
Goodwill difference as a % of Revised Total Assets			0.20%
DIT difference as % of Revised Total Assets			-0.22%
Net Income difference as a % of Revised Net Income			-1.33%

September 7, 2005

(in thousands)	As Originally Reported	What Should Have Been Reported	$ and % Differences

Quarter Ended June 30, 1999
Goodwill and Other Intangibles	$24,027	$24,910	$883
Deferred Income Tax Asset/(Liability)	$281	$(658)	$(939)
Net Income	$1,253	$1,244	$(9)
Goodwill difference as a % of Revised Total Assets			0.20%
DIT difference as % of Revised Total Assets			-0.21%
Net Income difference as a % of Revised Net Income			-0.76%

Quarter Ended September 30, 1999
Goodwill and Other Intangibles	$24,166	$25,039	$873
Deferred Income Tax Asset/(Liability)	$640	$(299)	$(939)
Net Income	$1,480	$1,471	$(9)
Goodwill difference as a % of Revised Total Assets			0.19%
DIT difference as % of Revised Total Assets			-0.21%
Net Income difference as a % of Revised Net Income			-0.64%

Quarter Ended December 31, 1999
Goodwill and Other Intangibles	$24,177	$25,041	$864
Deferred Income Tax Asset/(Liability)	$585	$(354)	$(939)
Net Income	$1,407	$(1,398)	$(9)
Goodwill difference as a % of Revised Total Assets			0.19%
DIT difference as % of Revised Total Assets			-0.20%
Net Income difference as a % of Revised Net Income			-0.67%

Year Ended December 31, 1999
Net Income	$4,856	$4,818	$(38)
Net Income difference as a % of Revised Net Income			-0.78%

Quarter Ended March 31, 2000
Goodwill and Other Intangibles	$25,340	$26,194	$854
Deferred Income Tax Asset/(Liability)	$877	$(62)	$(939)
Net Income	$1,182	$1,173	$(9)
Goodwill difference as a % of Revised Total Assets			0.20%
DIT difference as % of Revised Total Assets			-0.22%
Net Income difference as a % of Revised Net Income			-0.80%

Quarter Ended June 30, 2000
Goodwill and Other Intangibles	$25,067	$25,912	$845
Deferred Income Tax Asset/(Liability)	$610	$(329)	$(939)
Net Income	$1,505	$1,496	$(9)
Goodwill difference as a % of Revised Total Assets			0.18%
DIT difference as % of Revised Total Assets			-0.20%
Net Income difference as a % of Revised Net Income			-0.63%

September 7, 2005

(in thousands)	As Originally Reported	What Should Have Been Reported	$ and % Differences

Quarter Ended September 30, 2000
Goodwill and Other Intangibles	$38,461	$39,297	$836
Deferred Income Tax Asset/(Liability)	$1,437	$498	$(939)
Net Income	$1,388	$1,379	$(9)
Goodwill difference as a % of Revised Total Assets			0.15%
DIT difference as % of Revised Total Assets			-0.17%
Net Income difference as a % of Revised Net Income			-0.68%

Quarter Ended December 31, 2000
Goodwill and Other Intangibles	$38,519	$39,345	$826
Deferred Income Tax Asset/(Liability)	$544	$(395)	$(939)
Net Income	$881	$872	$(9)
Goodwill difference as a % of Revised Total Assets			0.15%
DIT difference as % of Revised Total Assets			-0.17%
Net Income difference as a % of Revised Net Income			-1.08%

Year Ended December 31, 2000
Net Income	$4,956	$4,918	$(38)
Net Income difference as a % of Revised Net Income			-0.76%

Quarter Ended March 31, 2001
Goodwill and Other Intangibles	$38,105	$38,922	$817
Deferred Income Tax Asset/(Liability)	$637	$(302)	$(939)
Net Income	$1,353	$1,344	$(9)
Goodwill difference as a % of Revised Total Assets			0.14%
DIT difference as % of Revised Total Assets			-0.16%
Net Income difference as a % of Revised Net Income			-0.70%

Quarter Ended June 30, 2001
Goodwill and Other Intangibles	$37,689	$38,497	$808
Deferred Income Tax Asset/(Liability)	$642	$(297)	$(939)
Net Income	$1,528	$1,519	$(9)
Goodwill difference as a % of Revised Total Assets			0.15%
DIT difference as % of Revised Total Assets			-0.17%
Net Income difference as a % of Revised Net Income			-0.62%

Quarter Ended September 30, 2001
Goodwill and Other Intangibles	$37,274	$38,072	$798
Deferred Income Tax Asset/(Liability)	$502	$(437)	$(939)
Net Income	$1,661	$1,652	$(9)
Goodwill difference as a % of Revised Total Assets			0.15%
DIT difference as % of Revised Total Assets			-0.17%
Net Income difference as a % of Revised Net Income			-0.57%

Quarter Ended December 31, 2001
Goodwill (a)	$35,970	$36,759	$789
Deferred Income Tax Asset/(Liability)	$497	$(442)	$(939)
Net Income	$1,561	$1,552	$(9)
Goodwill difference as a % of Revised Total Assets			0.14%
DIT difference as % of Revised Total Assets			-0.17%
Net Income difference as a % of Revised Net Income			-0.61%

September 7, 2005

(in thousands)	As Originally Reported	What Should Have Been Reported	$ and % Differences

Year Ended December 31, 2001
Net Income	$6,103	$6,065	$(38)
Net Income difference as a % of Revised Net Income			-0.62%

Quarter Ended March 31, 2002
Goodwill	$35,970	$36,758	$788
Deferred Income Tax Asset/(Liability)	$762	$(177)	$(939)
Net Income (b)
Goodwill difference as a % of Revised Total Assets			0.14%
DIT difference as % of Revised Total Assets			-0.16%

Quarter Ended June 30, 2002
Goodwill	$35,970	$36,758	$788
Deferred Income Tax Asset/(Liability)	$323	$(616)	$(939)
Goodwill difference as a % of Revised Total Assets			0.14%
DIT difference as % of Revised Total Assets			-0.17%

Quarter Ended September 30, 2002
Goodwill	$35,970	$36,758	$788
Deferred Income Tax Asset/(Liability)	$287	$(652)	$(939)
Goodwill difference as a % of Revised Total Assets			0.14%
DIT difference as % of Revised Total Assets			-0.17%

Quarter Ended December 31, 2002
Goodwill	$35,970	$36,758	$788
Deferred Income Tax Asset/(Liability)	$468	$(471)	$(939)
Goodwill difference as a % of Revised Total Assets			0.14%
DIT difference as % of Revised Total Assets			-0.17%

Quarter Ended March 31, 2003
Goodwill	$35,970	$36,758	$788
Deferred Income Tax Asset/(Liability)	$683	$(256)	$(939)
Goodwill difference as a % of Revised Total Assets			0.13%
DIT difference as % of Revised Total Assets			-0.16%

Quarter Ended June 30, 2003
Goodwill	$35,970	$36,758	$788
Deferred Income Tax Asset/(Liability)	$670	$(269)	$(939)
Goodwill difference as a % of Revised Total Assets			0.13%
DIT difference as % of Revised Total Assets			-0.16%

Quarter Ended September 30, 2003
Goodwill	$35,970	$36,758	$788
Deferred Income Tax Asset/(Liability)	$1,085	$146	$(939)
Goodwill difference as a % of Revised Total Assets			0.13%
DIT difference as % of Revised Total Assets			-0.16%

Quarter Ended December 31, 2003
Goodwill	$36,758	$36,758	$-
Deferred Income Tax Asset/(Liability)	$568	$568	$-
Net Income (Loss)	$(1,761)	$(1,611)	$150
Goodwill difference as a % of Revised Total Assets			0.00%
DIT difference as % of Revised Total Assets			0.00%
Net Income difference as a % of Revised Net Income			-9.31%

September 7, 2005

(in thousands)	As Originally Reported	What Should Have Been Reported	$ and % Differences

Year Ended December 31, 2003
Net Income	$714	$864	$150
Net Income difference as a % of Revised Net Income			17.36%

(a) In December 2001 the company began disclosing Goodwill and Other Intangible Assets separately. For this analysis, we did not go back and separate Other Intangible Assets from Goodwill from December 1997 to September 2001 because Other Intangible Assets was embedded in the intangible amount disclosed and we believe it would not be cost/beneficial to do so, nor would it have a significant impact on our analysis.

(b) The impact to net income is not relevant from Q1 2002 to Q3 2003 because goodwill was no longer being amortized after the adoption of SFAS 142. Net income was not impacted until the correcting entry was made in Q4 2003.

We would be pleased to discuss this response with you if you have further questions. Please contact me at (970) 328-9711.

Sincerely,

/s/ Brady Burt
Brady Burt
Executive Vice-President and Chief Financial Officer
Vail Banks, Inc.

Cc:
E.B. Chester, Chairman Vail Banks, Inc.
Gary Judd, CEO and President Vail Banks, Inc.
Lisa M. Dillon, Vice-Chairman Vail Banks, Inc.
Ray Verlinde, Senior Executive Vice-President and Chief Administrative Officer Vail Banks, Inc.
Dan E. Godec, President WestStar Bank